Consolidated Statements of Income – unaudited

	Three months ended September 30		Nine months ended September 30
In millions, except per share data	2022	2021	2022	2021
Revenues (Note 5)	$4,513	$3,591	$12,565	$10,724
Operating expenses
Labor and fringe benefits	770	728	2,204	2,205
Purchased services and material	520	502	1,615	1,578
Fuel	649	350	1,846	1,094
Depreciation and amortization	435	405	1,278	1,215
Equipment rents	72	82	254	254
Casualty and other	135	99	440	381
Recovery of loss on assets held for sale (Note 6)	—	—	—	(137)
Transaction-related costs (Note 4)	—	84	—	84
Total operating expenses	2,581	2,250	7,637	6,674
Operating income	1,932	1,341	4,928	4,050
Interest expense	(141)	(197)	(395)	(485)
Other components of net periodic benefit income (Note 7) (1)	125	98	374	295
Merger termination fee (Note 4)	—	886	—	886
Other income (loss)	(1)	(27)	(25)	22
Income before income taxes (1)	1,915	2,101	4,882	4,768
Income tax expense (1)	(460)	(415)	(1,184)	(1,070)
Net income (1)	$1,455	$1,686	$3,698	$3,698
Earnings per share (Note 8)
Basic (1)	$2.13	$2.38	$5.36	$5.21
Diluted (1)	$2.13	$2.37	$5.34	$5.20
Weighted-average number of shares (Note 8)
Basic	682.3	708.7	690.2	709.5
Diluted	684.3	710.4	692.1	711.3
Dividends declared per share	$0.7325	$0.6150	$2.1975	$1.8450
(1)In the first quarter of 2022, the Company changed its method of calculating market-related values of pension assets for its defined benefit plans using a retrospective approach. Comparative figures have been restated to conform to the change in methodology. See Note 2 – Change in accounting policy for additional information.
See accompanying notes to unaudited consolidated financial statements.

Consolidated Statements of Comprehensive Income – unaudited

	Three months ended September 30		Nine months ended September 30
In millions	2022	2021	2022	2021
Net income (1)	$1,455	$1,686	$3,698	$3,698
Other comprehensive income (loss) (Note 12)
Net gain (loss) on foreign currency translation	366	104	467	(34)
Net change in pension and other postretirement benefit plans (Note 7) (1)	40	74	149	222
Derivative instruments (Note 14)	(27)	—	(2)	—
Other comprehensive income before income taxes (1)	379	178	614	188
Income tax recovery (expense) (1)	94	7	81	(58)
Other comprehensive income (1)	473	185	695	130
Comprehensive income (1)	$1,928	$1,871	$4,393	$3,828
(1)In the first quarter of 2022, the Company changed its method of calculating market-related values of pension assets for its defined benefit plans using a retrospective approach. Comparative figures have been restated to conform to the change in methodology. See Note 2 – Change in accounting policy for additional information.
See accompanying notes to unaudited consolidated financial statements.

CN | 2022 Quarterly Review – Third Quarter 11

Consolidated Balance Sheets – unaudited

	September 30	December 31
In millions	2022	2021
Assets
Current assets
Cash and cash equivalents	$403	$838
Restricted cash and cash equivalents (Note 9)	503	503
Accounts receivable	1,526	1,074
Material and supplies	706	589
Other current assets (Note 10)	251	422
Total current assets	3,389	3,426

Properties	43,450	41,178
Operating lease right-of-use assets	483	445
Pension asset	3,460	3,050
Intangible assets, goodwill and other	424	439
Total assets	$51,206	$48,538
Liabilities and shareholders' equity
Current liabilities
Accounts payable and other	$2,565	$2,612
Current portion of long-term debt	792	508
Total current liabilities	3,357	3,120

Deferred income taxes	9,841	9,303
Other liabilities and deferred credits	439	427
Pension and other postretirement benefits	612	645
Long-term debt	14,600	11,977
Operating lease liabilities	357	322
Shareholders' equity
Common shares	3,625	3,704
Common shares in Share Trusts	(88)	(103)
Additional paid-in capital	378	397
Accumulated other comprehensive loss (Note 12) (1)	(1,546)	(2,241)
Retained earnings (1)	19,631	20,987
Total shareholders' equity	22,000	22,744
Total liabilities and shareholders' equity	$51,206	$48,538
(1)In the first quarter of 2022, the Company changed its method of calculating market-related values of pension assets for its defined benefit plans using a retrospective approach. Comparative figures have been restated to conform to the change in methodology. See Note 2 – Change in accounting policy for additional information.
See accompanying notes to unaudited consolidated financial statements.

12 CN | 2022 Quarterly Review – Third Quarter

Consolidated Statements of Changes in Shareholders' Equity – unaudited

	Number of common shares		Common shares	Common shares in Share Trusts	Additional paid-in capital	Accumulated other comprehensive loss	Retained earnings	Total shareholders' equity
In millions	Outstanding	Share Trusts
Balance at June 30, 2022	685.5	0.9	$3,660	$(88)	$374	$(2,019)	$19,817	$21,744
Net income							1,455	1,455
Stock options exercised	—		6		(1)			5
Settlement of equity settled awards	—	—		6	(11)		(5)	(10)
Stock-based compensation expense and other					16		(1)	15
Repurchase of common shares (Note 9)	(7.6)		(41)				(1,137)	(1,178)
Share purchases by Share Trusts	—	—		(6)				(6)
Other comprehensive income (Note 12)						473		473
Dividends							(498)	(498)
Balance at September 30, 2022	677.9	0.9	$3,625	$(88)	$378	$(1,546)	$19,631	$22,000

	Number of common shares		Common shares	Common shares in Share Trusts	Additional paid-in capital	Accumulated other comprehensive loss	Retained earnings	Total shareholders' equity
In millions	Outstanding	Share Trusts
Balance at December 31, 2021 (1)	700.9	1.1	$3,704	$(103)	$397	$(2,241)	$20,987	$22,744
Net income							3,698	3,698
Stock options exercised	0.4		47		(7)			40
Settlement of equity settled awards	0.3	(0.3)		33	(77)		(23)	(67)
Stock-based compensation expense and other					65		(2)	63
Repurchase of common shares (Note 9)	(23.6)		(126)				(3,518)	(3,644)
Share purchases by Share Trusts	(0.1)	0.1		(18)				(18)
Other comprehensive income (Note 12)						695		695
Dividends							(1,511)	(1,511)
Balance at September 30, 2022	677.9	0.9	$3,625	$(88)	$378	$(1,546)	$19,631	$22,000
(1)In the first quarter of 2022, the Company changed its method of calculating market-related values of pension assets for its defined benefit plans using a retrospective approach. Comparative figures have been restated to conform to the change in methodology. See Note 2 – Change in accounting policy for additional information.
See accompanying notes to unaudited consolidated financial statements.

CN | 2022 Quarterly Review – Third Quarter 13

Consolidated Statements of Changes in Shareholders' Equity – unaudited

	Number of common shares		Common shares	Common shares in Share Trusts	Additional paid-in capital	Accumulated other comprehensive loss	Retained earnings	Total shareholders' equity
In millions	Outstanding	Share Trusts
Balance at June 30, 2021 (1)	707.9	1.1	$3,709	$(97)	$379	$(3,766)	$20,119	$20,344
Net income (1)							1,686	1,686
Stock options exercised	0.2		22		(3)			19
Settlement of equity settled awards	—	—		—	(13)		(18)	(31)
Stock-based compensation expense and other					18		(1)	17
Repurchase of common shares (Note 9)	(0.8)		(4)				(105)	(109)
Share purchases by Share Trusts	—	—		(7)				(7)
Other comprehensive income (Note 12) (1)						185		185
Dividends							(435)	(435)
Balance at September 30, 2021 (1)	707.3	1.1	$3,727	$(104)	$381	$(3,581)	$21,246	$21,669

	Number of common shares		Common shares	Common shares in Share Trusts	Additional paid-in capital	Accumulated other comprehensive loss	Retained earnings	Total shareholders' equity
In millions	Outstanding	Share Trusts
Balance at December 31, 2020 (1)	710.3	1.3	$3,698	$(115)	$379	$(3,711)	$19,400	$19,651
Net income (1)							3,698	3,698
Stock options exercised	0.5		48		(7)			41
Settlement of equity settled awards	0.3	(0.3)		32	(51)		(39)	(58)
Stock-based compensation expense and other					60		(2)	58
Repurchase of common shares (Note 9)	(3.7)		(19)				(504)	(523)
Share purchases by Share Trusts	(0.1)	0.1		(21)				(21)
Other comprehensive income (Note 12) (1)						130		130
Dividends							(1,307)	(1,307)
Balance at September 30, 2021 (1)	707.3	1.1	$3,727	$(104)	$381	$(3,581)	$21,246	$21,669
(1)In the first quarter of 2022, the Company changed its method of calculating market-related values of pension assets for its defined benefit plans using a retrospective approach. Comparative figures have been restated to conform to the change in methodology. See Note 2 – Change in accounting policy for additional information.
See accompanying notes to unaudited consolidated financial statements.

14 CN | 2022 Quarterly Review – Third Quarter

Consolidated Statements of Cash Flows – unaudited

	Three months ended September 30		Nine months ended September 30
In millions	2022	2021	2022	2021
Operating activities
Net income (1)	$1,455	$1,686	$3,698	$3,698
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	435	405	1,278	1,215
Pension income and funding (1)	(91)	(51)	(295)	(215)
Amortization of bridge financing and other fees (Note 4)	—	65	—	97
Deferred income taxes (1)	108	109	216	359
Recovery of loss on assets held for sale (Note 6)	—	—	—	(137)
Changes in operating assets and liabilities:
Accounts receivable	(132)	21	(416)	(157)
Material and supplies	39	17	(93)	(37)
Accounts payable and other	140	82	(281)	(140)
Other current assets	58	40	40	59
Other operating activities, net	100	84	248	143
Net cash provided by operating activities	2,112	2,458	4,395	4,885
Investing activities
Property additions	(744)	(836)	(1,830)	(1,977)
Advance for acquisition and other transaction-related costs (Note 4)	—	—	—	(908)
Refund of advance for acquisition (Note 4)	—	886	—	886
Proceeds from assets held for sale (Note 6)	—	—	273	—
Other investing activities, net	(12)	(8)	(16)	(14)
Net cash provided by (used in) investing activities	(756)	42	(1,573)	(2,013)
Financing activities
Issuance of debt (Note 9)	1,899	—	1,899	403
Repayment of debt	(10)	(568)	(39)	(842)
Change in commercial paper, net (Note 9)	(1,745)	164	(39)	1,080
Bridge financing and other fees (Note 4)	—	(4)	—	(97)
Settlement of foreign exchange forward contracts on debt	49	25	61	1
Issuance of common shares for stock options exercised	5	19	40	41
Withholding taxes remitted on the net settlement of equity settled awards (Note 11)	(3)	(5)	(44)	(32)
Repurchase of common shares (Note 9)	(1,157)	(72)	(3,587)	(486)
Purchase of common shares for settlement of equity settled awards	(7)	(25)	(23)	(25)
Purchase of common shares by Share Trusts	(6)	(7)	(18)	(21)
Dividends paid	(498)	(435)	(1,511)	(1,307)
Net cash used in financing activities	(1,473)	(908)	(3,261)	(1,285)
Effect of foreign exchange fluctuations on cash, cash equivalents, restricted cash and restricted cash equivalents	3	1	4	—
Net increase (decrease) in cash, cash equivalents, restricted cash, and restricted cash equivalents	(114)	1,593	(435)	1,587
Cash, cash equivalents, restricted cash, and restricted cash equivalents, beginning of period	1,020	1,094	1,341	1,100
Cash, cash equivalents, restricted cash, and restricted cash equivalents, end of period	$906	$2,687	$906	$2,687
Cash and cash equivalents, end of period	$403	$2,194	$403	$2,194
Restricted cash and cash equivalents, end of period	503	493	503	493
Cash, cash equivalents, restricted cash, and restricted cash equivalents, end of period	$906	$2,687	$906	$2,687
Supplemental cash flow information
Interest paid	$(182)	$(174)	$(439)	$(433)
Income taxes paid	$(264)	$(201)	$(954)	$(582)
(1)In the first quarter of 2022, the Company changed its method of calculating market-related values of pension assets for its defined benefit plans using a retrospective approach. Comparative figures have been restated to conform to the change in methodology. See Note 2 – Change in accounting policy for additional information.
See accompanying notes to unaudited consolidated financial statements.

CN | 2022 Quarterly Review – Third Quarter 15

Notes to Unaudited Consolidated Financial Statements
1 – Basis of presentation

In these notes, the "Company" or "CN" refers to Canadian National Railway Company, together with its wholly-owned subsidiaries.
The accompanying unaudited Interim Consolidated Financial Statements, expressed in Canadian dollars, have been prepared in accordance with United States generally accepted accounting principles (GAAP) for interim financial statements. Accordingly, they do not include all of the disclosures required by GAAP for complete financial statements. In management's opinion, all adjustments (consisting of normal recurring accruals) considered necessary for fair presentation have been included. Interim operating results are not necessarily indicative of the results that may be expected for the full year.
These unaudited Interim Consolidated Financial Statements have been prepared using accounting policies consistent with those used in preparing CN's 2021 Annual Consolidated Financial Statements, except as disclosed in Note 2 – Change in accounting policy, and should be read in conjunction with such statements and Notes thereto.

2 – Change in accounting policy

Change in accounting policy for determining net periodic pension cost (income)
Effective January 1, 2022, CN elected to change its accounting methodology for determining the market-related value of assets for the Company’s defined benefit pension plans. The new accounting method changes the calculation of market-related value of pension plan assets used to determine net periodic benefit cost but has no impact on the annual funded status of the plans. The Company's previous methodology calculated market-related value for pensions whereby realized and unrealized gains/losses and appreciation/depreciation in the value of the investments were recognized over a period of five years. The Company's new methodology will apply a corridor approach so that the market-related value does not result in a value that deviates excessively from its fair value. Specifically, the market-related value will not exceed 110% or be less than 90% of the fair value. This change establishes a corridor approach whereby the amount causing the market-related value to be outside of the 10% corridor will be recognized immediately in the market-related value of assets and will not be subject to the five year period of recognition. There is no change in the recognition approach for investment income.
CN considers the use of a calculated value with a corridor approach preferable to the previous calculated value approach as it results in a more current reflection of impacts of changes in value of these plan assets in the determination of net periodic benefit cost. The new accounting method to calculate the market-related value for pensions also aligns with the prevailing guidance issued by the Office of the Superintendent of Financial Institutions (OSFI) for the preparation of actuarial valuations for funding purposes for all registered Canadian defined benefit pension plans, whereby the Company has adopted and applied the updated OSFI guidance starting with the December 31, 2021 funding valuations that were filed during the second quarter of 2022.
The change in accounting method was applied retrospectively to all periods presented within CN’s financial statements. The change did not impact Operating income or Net cash provided by operating activities but did impact the previously reported portion of Other components of net periodic benefit cost (income) for defined benefit pension plans along with related consolidated income items such as Net income and Earnings per share. Other impacts included related changes to previously reported consolidated Other comprehensive income (loss), Retained earnings, Accumulated other comprehensive income (loss), and associated line items within the determination of Net cash provided (used) by operating activities.
The election of this change impacted previously reported amounts included herein as indicated in the tables below:

Consolidated Statements of Income

	Three months ended September 30, 2021		Nine months ended September 30, 2021
In millions, except per share data	Under prior method	As restated	Under prior method	As restated
Other components of net periodic benefit income	$96	$98	$288	$295
Income before income taxes	$2,099	$2,101	$4,761	$4,768
Income tax expense	(414)	(415)	(1,068)	(1,070)
Net income	$1,685	$1,686	$3,693	$3,698

Earnings per share:
Basic	$2.38	$2.38	$5.21	$5.21
Diluted	$2.37	$2.37	$5.19	$5.20
16 CN | 2022 Quarterly Review – Third Quarter

Notes to Unaudited Consolidated Financial Statements

	Year ended December 31, 2021		Year ended December 31, 2020
In millions, except per share data	Under prior method	As restated	Under prior method	As restated
Net income	$4,892	$4,899	$3,562	$3,545
Basic earnings per share	$6.90	$6.91	$5.01	$4.98
Diluted earnings per share	$6.89	$6.90	$5.00	$4.97

Consolidated Statements of Other Comprehensive Income

	Three months ended September 30, 2021		Nine months ended September 30, 2021
In millions	Under prior method	As restated	Under prior method	As restated
Net income	$1,685	$1,686	$3,693	$3,698
Net change in pension and other postretirement benefit plans	$72	$74	$217	$222
Other comprehensive income before income taxes	$176	$178	$183	$188
Income tax recovery (expense)	7	7	(57)	(58)
Other comprehensive income	$183	$185	$126	$130
Comprehensive income	$1,868	$1,871	$3,819	$3,828

Consolidated Balance Sheet

	As at December 31, 2021
In millions	Under prior method	As restated
Accumulated other comprehensive loss	$(1,995)	$(2,241)
Retained earnings	$20,741	$20,987

Consolidated Statements of Changes in Shareholders' Equity

	Under prior method			As restated
In millions	Accumulated other comprehensive loss	Retained earnings	Total shareholders' equity	Accumulated other comprehensive loss	Retained earnings	Total shareholders' equity
Balance at December 31, 2020 (1)	$(3,472)	$19,161	$19,651	$(3,711)	$19,400	$19,651
Net income		4,892	4,892		4,899	4,899
Other comprehensive income	1,477		1,477	1,470		1,470
Balance at December 31, 2021	$(1,995)	$20,741	$22,744	$(2,241)	$20,987	$22,744

Balance at June 30, 2021	$(3,529)	$19,876	$20,338	$(3,766)	$20,119	$20,344
Net income		1,685	1,685		1,686	1,686
Other comprehensive income	183		183	185		185
Balance at September 30, 2021	$(3,346)	$21,002	$21,660	$(3,581)	$21,246	$21,669

Balance at December 31, 2020 (1)	$(3,472)	$19,161	$19,651	$(3,711)	$19,400	$19,651
Net income		3,693	3,693		3,698	3,698
Other comprehensive income	126		126	130		130
Balance at September 30, 2021	$(3,346)	$21,002	$21,660	$(3,581)	$21,246	$21,669
(1)The cumulative restatement as of December 31, 2020, the beginning of the earliest period presented in the consolidated financial statements included herein, was a $239 million increase to each of Retained earnings and Accumulated other comprehensive loss.

Consolidated Statements of Cash Flows

	Three months ended September 30, 2021		Nine months ended September 30, 2021
In millions	Under prior method	As restated	Under prior method	As restated
Net income	$1,685	$1,686	$3,693	$3,698
Pension income and funding	$(49)	$(51)	$(208)	$(215)
Deferred income taxes	$108	$109	$357	$359

CN | 2022 Quarterly Review – Third Quarter 17

Notes to Unaudited Consolidated Financial Statements
3 – Recent accounting pronouncements

The following recent Accounting Standards Update (ASU) issued by the Financial Accounting Standards Board (FASB) has an effective date after September 30, 2022 and has not been adopted by the Company:

ASU 2021-10 Disclosures by business entities about government assistance (Topic 832)
The ASU will increase the transparency of government assistance including the disclosure of types of assistance, an entity’s accounting for the assistance, and the effect of the assistance on an entity’s financial statements.
The ASU is effective for annual periods beginning after December 15, 2021. Early adoption is permitted.
The adoption of the ASU is not expected to have a significant impact on the Company’s Consolidated Financial Statements, other than for new disclosure requirements. The Company will include the relevant disclosures within the 2022 Annual Consolidated Financial Statements.

The following recent ASU issued by the FASB came into effect in 2020, was amended in 2021 and has not been adopted by the Company:

ASU 2020-04 Reference rate reform (Topic 848): Facilitation of the effects of reference rate reform on financial reporting and related amendments
USD London Interbank Offered Rate (LIBOR) and Canadian Dollar Offered Rate (CDOR) are benchmark interest rates referenced in a variety of agreements. The administrators of LIBOR and CDOR have ceased the publication of certain LIBOR and CDOR rates in January 2022 and May 2021, respectively, and intend to discontinue the remaining LIBOR and CDOR rates on June 30, 2023 and June 30, 2024, respectively. The recommended alternative reference rates are the Secured Overnight Financing Rate (SOFR) and Canadian Overnight Repo Rate Average (CORRA), respectively.
The ASU provides optional expedients and exceptions for applying generally accepted accounting principles to transactions affected by reference rate reform if certain criteria are met. These transactions include contract modifications, hedging relationships, and sale or transfer of debt securities classified as held-to-maturity.
The ASU was effective starting on March 12, 2020, and is available to be adopted on a prospective basis no later than December 31, 2022. The Company has a non-revolving credit facility that references LIBOR and CDOR. As at September 30, 2022, the Company has equipment loans made under the non-revolving credit facility referencing LIBOR with outstanding borrowings of US$549 million. The equipment loans would be affected by the provisions of this ASU and were not impacted by the administrator of LIBOR ceasing publication of certain LIBOR rates. The Company also has revolving credit facilities that reference CDOR and an accounts receivable securitization program that references LIBOR and CDOR. The Company had no outstanding borrowing under these credit facilities or the accounts receivable securitization program as at September 30, 2022 (see Note 9 - Financing activities). Within all of these agreements, the Company has fallback language that allows for the succession of an alternative reference rate. The Company is evaluating the effects that the adoption of the ASU will have on its Consolidated Financial Statements and related disclosures, and whether it will elect to apply any of the optional expedients and exceptions provided in the ASU.

Other recently issued ASUs required to be applied on or after September 30, 2022 have been evaluated by the Company and are not expected to have a significant impact on the Company's Consolidated Financial Statements.

18 CN | 2022 Quarterly Review – Third Quarter

Notes to Unaudited Consolidated Financial Statements
4 – Acquisition

2021
Terminated CN Kansas City Southern ("KCS") merger agreement
On September 15, 2021, KCS notified CN that it terminated the previously announced May 21, 2021 definitive merger agreement (the “CN Merger Agreement") under which CN would have acquired KCS.
On August 31, 2021, the Surface Transportation Board ("STB") rejected the joint motion by CN and KCS to approve a proposed voting trust agreement. On September 15, 2021, KCS and its Board of Directors announced that the revised acquisition proposal of September 12, 2021 from Canadian Pacific Railway Limited (“CP”) constituted a "Company Superior Proposal" as defined in the CN Merger Agreement. Consequently, KCS entered into a waiver letter agreement with CN under which KCS agreed to terminate the CN Merger Agreement in order to enter into a merger agreement with CP. As a result, CN received from KCS a merger termination fee of US$700 million ($886 million), recorded in Merger termination fee within the Company’s Consolidated Statements of Income and reflected in Operating activities within the Consolidated Statements of Cash Flows. In addition, KCS also refunded Brooklyn US Holdings, Inc. ("Holdco"), a wholly owned subsidiary of the Company, US$700 million ($886 million) that CN had previously paid as an advance to KCS of US$700 million ($845 million) in connection with KCS’s payment of the termination fee to CP under KCS’s original merger agreement with CP that was terminated on May 21, 2021. The refund received in the third quarter of 2021 was recorded in Transaction-related costs within the Consolidated Statements of Income and reflected in Investing activities within the Consolidated Statements of Cash flows. The US$700 million ($845 million) advance was recorded in Advance to KCS and other transaction costs within the Consolidated Balance Sheets in the second quarter of 2021 and was expensed to Transaction-related costs within the Consolidated Statements of Income in the third quarter of 2021. This advance, along with $63 million of transaction-related costs paid in the second quarter of 2021, was reflected in Investing activities within the Consolidated Statements of Cash flows.
The Company incurred $84 million of transaction-related costs for the nine months ended September 30, 2021 recorded in Transaction-related costs within the Consolidated Statements of Income. This included $125 million of transaction-related costs, consisting of a $76 million expense for costs previously capitalized to Advance to KCS and other transaction costs within the Consolidated Balance Sheets in the second quarter of 2021 in accordance with the expected application of equity method accounting and $49 million of additional transaction-related costs incurred in the third quarter of 2021; partially offset by $41 million of income generated as a result of the applicable foreign exchange rates prevailing at the time of payment of the US dollar denominated advance to KCS and receipt of the related refund.
The Company also paid $97 million of bridge financing and other fees (See Note 9 - Financing activities) of which $65 million and $97 million were recorded in Interest expense within the Consolidated Statements of Income for the three and nine months ended September 30, 2021, respectively.
For the nine months ended September 30, 2021, after accounting for all direct and incremental expenses as well as income generated from the merger termination fee, CN recorded additional income of $705 million ($616 million after-tax), as a result of its strategic decision to bid for KCS.

CN | 2022 Quarterly Review – Third Quarter 19

Notes to Unaudited Consolidated Financial Statements
5 – Revenues

The following table provides disaggregated information for revenues for the three and nine months ended September 30, 2022 and 2021:

	Three months ended September 30		Nine months ended September 30
In millions	2022	2021	2022	2021
Freight revenues
Petroleum and chemicals	$850	$715	$2,435	$2,061
Metals and minerals	539	410	1,411	1,155
Forest products	550	425	1,489	1,305
Coal	258	169	702	453
Grain and fertilizers	621	510	1,829	1,832
Intermodal	1,340	1,061	3,722	3,066
Automotive	208	137	581	430
Total freight revenues	4,366	3,427	12,169	10,302
Other revenues	147	164	396	422
Total revenues (1)	$4,513	$3,591	$12,565	$10,724
Revenues by geographic area
Canada	$3,078	$2,433	$8,524	$7,428
United States (U.S.)	1,435	1,158	4,041	3,296
Total revenues (1)	$4,513	$3,591	$12,565	$10,724
(1)As at September 30, 2022, the Company had remaining performance obligations related to freight in-transit, for which revenues of $115 million ($91 million as at September 30, 2021) are expected to be recognized in the next period.

Contract liabilities
The following table provides a reconciliation of the beginning and ending balances of contract liabilities for the three and nine months ended September 30, 2022 and 2021:

	Three months ended September 30		Nine months ended September 30
In millions	2022	2021	2022	2021
Beginning balance	$17	$188	$74	$200
Revenue recognized included in the beginning balance	(14)	(72)	(74)	(150)
Increase due to consideration received, net of revenue recognized	11	3	14	69
Ending balance	$14	$119	$14	$119
Current portion - Ending balance	$12	$112	$12	$112

6 – Assets held for sale

In the first quarter of 2021, CN entered into an agreement with a short line operator, for the sale of non-core lines in Wisconsin, Michigan and Ontario representing 850 miles that were classified as assets held for sale plus an additional 50 miles of track and roadway assets, resulting in a $137 million recovery ($102 million after-tax) of the $486 million loss ($363 million after-tax) recorded in the second quarter of 2020 to adjust the carrying amount of the track and roadway assets to their then estimated net selling price.
As at December 31, 2021, the carrying amount of assets held for sale of $260 million was included in Other current assets in the Consolidated Balance Sheets.
In the fourth quarter of 2021, the Surface Transportation Board (STB) approved the Company's agreement with the short line operator without condition and the transaction closed on January 28, 2022 and January 31, 2022 for the U.S. and Canadian assets, respectively. The resulting difference between the net selling price and what was estimated was insignificant.

20 CN | 2022 Quarterly Review – Third Quarter

Notes to Unaudited Consolidated Financial Statements
7 – Pensions and other postretirement benefits

The Company has various retirement benefit plans under which substantially all of its employees are entitled to benefits at retirement age, generally based on compensation and length of service and/or contributions. Additional information relating to the retirement benefit plans is provided in Note 17 – Pensions and other postretirement benefits to the Company's 2021 Annual Consolidated Financial Statements.
The following table provides the components of net periodic benefit cost (income) for defined benefit pension and other postretirement benefit plans for the three and nine months ended September 30, 2022 and 2021:

	Three months ended September 30				Nine months ended September 30
	Pensions		Other postretirement benefits		Pensions		Other postretirement benefits
In millions	2022	2021	2022	2021	2022	2021	2022	2021
Current service cost	$40	$52	$—	$—	$119	$157	$1	$1
Other components of net periodic benefit income
Interest cost	116	93	2	1	350	279	4	3
Expected return on plan assets (1)	(283)	(266)	—	—	(849)	(799)	—	—
Amortization of prior service credit	—	—	(1)	—	—	—	(1)	—
Amortization of net actuarial loss (gain) (1)	42	75	(1)	(1)	125	225	(3)	(3)
Total Other components of net periodic benefit income (1)	(125)	(98)	—	—	(374)	(295)	—	—
Net periodic benefit cost (income) (1)(2)	$(85)	$(46)	$—	$—	$(255)	$(138)	$1	$1
(1)In the first quarter of 2022, the Company changed its method of calculating market-related values of pension assets for its defined benefit plans using a retrospective approach. Comparative figures have been restated to conform to the change in methodology. Expected return on plan assets was restated by $4 million from $262 million under the prior method to $266 million in the third quarter of 2021 and by $12 million from $787 million under the prior method to $799 million for the nine months ended September 30, 2021. Amortization of net actuarial loss on pensions was restated by $2 million from $73 million under the prior method to $75 million in the third quarter of 2021 and by $5 million from $220 million under the prior method to $225 million for the nine months ended September 30, 2021 . See Note 2 – Change in accounting policy for additional information.
(2)In the second quarters of 2022 and 2021, the Company revised its estimate of full year net periodic benefit cost (income) for pensions to reflect updated plan demographic information.

Pension contributions
Pension contributions for the nine months ended September 30, 2022 and 2021 of $57 million and $95 million, respectively, primarily represent contributions to the CN Pension Plan for the current service cost as determined under the Company's applicable actuarial valuations for funding purposes. Based on the results of the December 31, 2021 valuations, the CN Pension Plan is fully funded and at a level such that the Company was prohibited from making contributions to the CN Pension Plan as of April 2022 once the actuarial valuation report was filed. For 2022, the Company expects to make total cash contributions of approximately $70 million for all of the Company's pension plans.

Amendments to postretirement medical benefits plans in the U.S.
In June 2022, CN approved changes affecting members participating in the Company’s postretirement medical benefits plans in the U.S. Beginning in 2023, Medicare-eligible retirees will be covered by a health reimbursement arrangement, which is an employer-funded account that can be used for reimbursement of eligible medical expenses. Non-Medicare eligible retirees will continue to be covered by the existing self-insured program. This change constitutes a plan amendment event resulting in a $28 million reduction to the affected plans’ Accumulated projected benefit obligation, recorded in Other comprehensive income, and is composed of a prior service credit of $21 million and an actuarial gain of $7 million, substantially all due to lower expected future benefit payments and to the approximate 130 basis point increase in the end of period discount rates between the prior year end and May 31, 2022, respectively.

CN | 2022 Quarterly Review – Third Quarter 21

Notes to Unaudited Consolidated Financial Statements
8 – Earnings per share

The following table provides a reconciliation between basic and diluted earnings per share for the three and nine months ended September 30, 2022 and 2021:

	Three months ended September 30		Nine months ended September 30
In millions, except per share data	2022	2021	2022	2021
Net income (1)	$1,455	$1,686	$3,698	$3,698
Weighted-average basic shares outstanding	682.3	708.7	690.2	709.5
Dilutive effect of stock-based compensation	2.0	1.7	1.9	1.8
Weighted-average diluted shares outstanding	684.3	710.4	692.1	711.3
Basic earnings per share (1)	$2.13	$2.38	$5.36	$5.21
Diluted earnings per share (1)	$2.13	$2.37	$5.34	$5.20
Units excluded from the calculation as their inclusion would not have a dilutive effect
Stock options	0.6	0.4	0.6	0.6
Performance share units	0.2	0.1	0.2	0.1
(1)In the first quarter of 2022, the Company changed its method of calculating market-related values of pension assets for its defined benefit plans using a retrospective approach. Comparative figures have been restated to conform to the change in methodology. See Note 2 – Change in accounting policy for additional information.

9 – Financing activities

Shelf prospectus and registration statement
On May 4, 2022, the Company filed a new shelf prospectus with Canadian securities regulators and a registration statement with the
United States Securities and Exchange Commission (SEC), pursuant to which CN may issue up to $6.0 billion of debt securities in the Canadian and U.S. capital markets over a 25 month period following the filing date. This shelf prospectus and registration statement replaced CN's previous shelf prospectus and registration statement that expired on March 11, 2022. As at September 30, 2022, the remaining capacity of this shelf prospectus and registration statement was $4.1 billion. Access to the Canadian and U.S. capital markets under the shelf prospectus and registration statement is dependent on market conditions.

Notes and debentures
For the nine months ended September 30, 2022, the Company issued the following:
•On August 5, 2022, issuance of US$800 million ($1,028 million) 3.85% Notes due 2032 and US$700 million ($900 million) 4.40% Notes due 2052, in the U.S. capital markets, which resulted in total net proceeds of $1,901 million. In conjunction with this debt issuance, CN settled a notional US$675 million ($868 million) of treasury locks, resulting in a cumulative loss of $2 million. This loss was recorded in Accumulated other comprehensive loss and is being amortized over the term of the corresponding debt and recognized as an adjustment to interest expense on the Consolidated Statements of Income (see Note 14 – Financial instruments for additional information).

For the nine months ended September 30, 2021, the Company repaid the following:
•On September 15, 2021, early redemption of US$400 million ($506 million) 2.85% Notes due 2021; and
•On January 18, 2021, early redemption of $250 million 2.75% Notes due 2021.

Revolving credit facilities
The Company has an unsecured revolving credit facility with a consortium of lenders which is available for general corporate purposes including backstopping the Company's commercial paper programs. The revolving credit facility agreement adopts a sustainability linked loan structure whereby its applicable margins are adjusted upon achievement of certain sustainability targets, starting in 2022. The credit facility of $2.5 billion consists of a $1.25 billion tranche maturing on March 31, 2025 and a $1.25 billion tranche maturing on March 31, 2027. Subject to the consent of the individual lenders, the Company has the option to increase the facility by an additional $500 million during its term and to request an extension once a year to maintain the tenors of three year and five year of the respective tranches. The credit facility provides for
22 CN | 2022 Quarterly Review – Third Quarter

Notes to Unaudited Consolidated Financial Statements
borrowings at various benchmark interest rates, such as Secured Overnight Financing Rate (SOFR) and the CDOR, plus applicable margins, based on CN's credit ratings and sustainability targets.
As at September 30, 2022 and December 31, 2021, the Company had no outstanding borrowings under this revolving credit facility and there were no draws during the nine months ended September 30, 2022.
On March 18, 2022, the Company entered into a $1.0 billion two-year unsecured revolving credit facility agreement with a consortium of lenders. The credit facility is available for working capital and general corporate purposes and provides for borrowings at various benchmark interest rates, such as SOFR and CDOR, plus applicable margins, based on CN's credit ratings. As at September 30, 2022, the Company had no outstanding borrowings under this revolving credit facility and there were no draws during the nine months ended September 30, 2022.
Both revolving credit facility agreements have one financial covenant, which limits debt as a percentage of total capitalization. The Company is in compliance as of September 30, 2022.

Equipment loans
The Company has a non-revolving term loan credit facility for financing or refinancing the purchase of equipment. The equipment loans made under the non-revolving credit facility have a tenor of 20 years, bear interest at variable rates such as LIBOR and CDOR plus a margin, are repayable in equal quarterly installments, are prepayable at any time without penalty, and are secured by rolling stock.
The Company repaid US$23 million ($30 million) on its equipment loans during the first nine months of 2022.
As at September 30, 2022, the Company had outstanding borrowings of US$549 million ($760 million), at a weighted-average interest rate of 3.86% and had no further amount available under this non-revolving term loan facility. As at December 31, 2021, the Company had outstanding borrowings of US$572 million ($723 million), at a weighted-average interest rate of 0.81% and had no further amount available under this non-revolving term loan facility.

Commercial paper
The Company has a commercial paper program in Canada and in the U.S. Both programs are backstopped by the Company's revolving credit facility. The maximum aggregate principal amount of commercial paper that can be issued is $2.5 billion, or the equivalent amount in US dollars.
As at September 30, 2022 and December 31, 2021, the Company had total commercial paper borrowings of US$138 million ($191 million) and US$111 million ($140 million), respectively, at a weighted-average interest rate of 2.56% and 0.18%, respectively, presented in Current portion of long-term debt on the Consolidated Balance Sheets.
The following table provides a summary of cash flows associated with the issuance and repayment of commercial paper for the three and nine months ended September 30, 2022 and 2021:

	Three months ended September 30		Nine months ended September 30
In millions	2022	2021	2022	2021
Commercial paper with maturities less than 90 days
Issuance	$2,364	$1,688	$7,867	$4,983
Repayment	(3,716)	(1,618)	(7,770)	(4,104)
Change in commercial paper with maturities less than 90 days, net	$(1,352)	$70	$97	$879
Commercial paper with maturities of 90 days or greater
Issuance	$12	$215	$439	$353
Repayment	(405)	(121)	(575)	(152)
Change in commercial paper with maturities of 90 days or greater, net	$(393)	$94	$(136)	$201
Change in commercial paper, net	$(1,745)	$164	$(39)	$1,080
Accounts receivable securitization program
The Company has an agreement, expiring on February 1, 2024, to sell an undivided co-ownership interest in a revolving pool of accounts receivable to unrelated trusts for maximum cash proceeds of $450 million. The Company has retained the responsibility for servicing, administering and collecting the receivables sold. The average servicing period is approximately one month and the interest on borrowings under the Accounts receivable securitization program is renewed based on commercial paper, LIBOR or CDOR rates then in effect.
As at September 30, 2022, and December 31, 2021 the Company had no borrowings under the accounts receivable securitization program and there were no activities for the nine months ended September 30, 2022.

CN | 2022 Quarterly Review – Third Quarter 23

Notes to Unaudited Consolidated Financial Statements
Bilateral letter of credit facilities
The Company has a series of committed and uncommitted bilateral letter of credit facility agreements. On March 31, 2022, the Company extended the maturity date of certain committed bilateral letter of credit facility agreements to April 28, 2025. The agreements are held with various banks to support the Company's requirements to post letters of credit in the ordinary course of business. Under these agreements, the Company has the option from time to time to pledge collateral in the form of cash or cash equivalents, for a minimum term of one month, equal to at least the face value of the letters of credit issued.
As at September 30, 2022, the Company had outstanding letters of credit of $398 million ($394 million as at December 31, 2021) under the committed facilities from a total available amount of $518 million ($518 million as at December 31, 2021) and $100 million ($158 million as at December 31, 2021) under the uncommitted facilities.
As at September 30, 2022, included in Restricted cash and cash equivalents was $394 million ($396 million as at December 31, 2021) and $100 million ($100 million as at December 31, 2021) which were pledged as collateral under the committed and uncommitted bilateral letter of credit facilities, respectively.

Repurchase of common shares
The Company may repurchase its common shares pursuant to a Normal Course Issuer Bid (NCIB) at prevailing market prices plus brokerage fees, or such other prices as may be permitted by the Toronto Stock Exchange. Under its current NCIB, the Company may repurchase up to 42.0 million common shares between February 1, 2022 and January 31, 2023. As at September 30, 2022, the Company had repurchased 22.8 million common shares for $3,526 million under its current NCIB.
The Company repurchased 11.1 million common shares under its previous NCIB effective between February 1, 2021 and January 31, 2022, which allowed for the repurchase of up to 14.0 million common shares.
The following table provides the information related to the share repurchases for the three and nine months ended September 30, 2022 and 2021:

	Three months ended September 30		Nine months ended September 30
In millions, except per share data	2022	2021	2022	2021
Number of common shares repurchased	7.6	0.8	23.6	3.7
Weighted-average price per share (1)	$155.29	$147.46	$154.38	$142.79
Amount of repurchase (1)(2)	$1,178	$109	$3,644	$523
(1)Includes brokerage fees.
(2)Includes settlements in subsequent periods.

10 – Other current assets

The following table provides a breakdown of Other current assets as at September 30, 2022 and December 31, 2021:

	September 30	December 31
In millions	2022	2021
Prepaid expenses	$119	$142
Derivative instruments (Note 14)	103	—
Assets held for sale (Note 6)	—	260
Other	29	20
Total other current assets	$251	$422

24 CN | 2022 Quarterly Review – Third Quarter

Notes to Unaudited Consolidated Financial Statements
11 – Stock-based compensation

The Company has various stock-based compensation plans for eligible employees. A description of the major plans is provided in Note 19 – Stock-based compensation to the Company's 2021 Annual Consolidated Financial Statements.
The following table provides the Company’s total stock-based compensation expense for awards under all employee plans, as well as the related tax benefit and excess tax benefit recognized in income, for the three and nine months ended September 30, 2022 and 2021:

	Three months ended September 30		Nine months ended September 30
In millions	2022	2021	2022	2021
Share Units Plan (1)	$7	$8	$26	$29
Voluntary Incentive Deferral Plan (VIDP) (2)	1	1	1	1
Stock option awards	2	3	7	9
Employee Share Investment Plan (ESIP)	5	5	17	14
Total stock-based compensation expense	$15	$17	$51	$53
Income tax impacts of stock-based compensation
Tax benefit recognized in income	$4	$4	$13	$12
Excess tax benefit recognized in income	$1	$—	$13	$9
(1)Performance share unit (PSU) awards are granted under the Share Units Plan.
(2)Deferred share unit (DSU) awards are granted under the Voluntary Incentive Deferral Plan.

Share Units Plan
The following table provides a summary of the activity related to PSU awards for the nine months ended September 30, 2022:

	Equity settled
	PSUs-ROIC (1)		PSUs-TSR (2)
	Units	Weighted-average grant date fair value	Units	Weighted-average grant date fair value
	In millions		In millions
Outstanding at December 31, 2021	0.8	$69.84	0.4	$144.37
Granted	0.2	$78.98	0.1	$176.93
Settled (3)	(0.3)	$70.79	(0.1)	$128.22
Forfeited	—	$73.11	—	$160.85
Outstanding at September 30, 2022	0.7	$72.33	0.4	$158.88
(1)The grant date fair value of equity settled PSUs-ROIC granted in 2022 of $18 million is calculated using a lattice-based valuation model. As at September 30, 2022, total unrecognized compensation cost related to all outstanding awards was $20 million and is expected to be recognized over a weighted-average period of 1.8 years.
(2)The grant date fair value of equity settled PSUs-TSR granted in 2022 of $21 million is calculated using a Monte Carlo simulation model. As at September 30, 2022, total unrecognized compensation cost related to all outstanding awards was $19 million and is expected to be recognized over a weighted-average period of 2.0 years.
(3)Equity settled PSUs-ROIC granted in 2019 met the minimum share price condition for settlement and attained a performance vesting factor of 83%. Equity settled PSUs-TSR granted in 2019 attained a performance vesting factor of 72%. In the first quarter of 2022, these awards were settled, net of the remittance of the participants' withholding tax obligation of $23 million, by way of disbursement from the Share Trusts of 0.2 million common shares.

CN | 2022 Quarterly Review – Third Quarter 25

Notes to Unaudited Consolidated Financial Statements
Voluntary Incentive Deferral Plan
The following table provides a summary of the activity related to DSU awards for the nine months ended September 30, 2022:

	Equity settled		Cash settled
	DSUs (1)		DSUs (2)
	Units	Weighted-average grant date fair value	Units
	In millions		In millions
Outstanding at December 31, 2021	0.5	$87.24	0.1
Granted	0.1	$159.13	—
Settled (3)	(0.3)	$82.67	(0.1)
Outstanding at September 30, 2022 (4)	0.3	$105.75	—
(1)The grant date fair value of equity settled DSUs granted in 2022 of $8 million is calculated using the Company's stock price on the grant date. As at September 30, 2022, the aggregate intrinsic value of all equity settled DSUs outstanding amounted to $48 million.
(2)The fair value of cash settled DSUs as at September 30, 2022 is based on the intrinsic value. As at September 30, 2022, the liability for all cash settled DSUs was $6 million ($9 million as at December 31, 2021). The closing stock price used to determine the liability was $149.18.
(3)For the nine months ended September 30, 2022, the Company purchased 0.1 million common shares for the settlement of equity settled DSUs, net of the remittance of the participants' withholding tax obligation of $20 million.
(4)The total fair value of equity settled DSU awards vested, the number of units outstanding that were nonvested, unrecognized compensation cost and the remaining recognition period for cash and equity settled DSUs have not been quantified as they relate to a minimal number of units.

Stock option awards
The following table provides the activity of stock option awards for options outstanding and the weighted-average exercise price for the nine months ended September 30, 2022:

	Options outstanding
	Number of options	Weighted-average exercise price
	In millions
Outstanding at December 31, 2021 (1)	3.6	$105.32
Granted (2)	0.6	$152.77
Exercised	(0.4)	$90.11
Forfeited	(0.2)	$144.67
Outstanding at September 30, 2022 (1)(2)(3)	3.6	$120.46
Exercisable at September 30, 2022 (1)(3)	2.0	$103.05
(1)Stock options with a US dollar exercise price have been translated into Canadian dollars using the foreign exchange rate in effect at the balance sheet date.
(2)The grant date fair value of options granted in 2022 of $17 million ($26.93 per option) is calculated using the Black-Scholes option-pricing model. As at September 30, 2022, total unrecognized compensation cost related to all outstanding awards was $18 million and is expected to be recognized over a weighted-average period of 3.6 years.
(3)The weighted-average term to expiration of options outstanding was 6.5 years and the weighted-average term to expiration of exercisable stock options was 5.1 years. As at September 30, 2022, the aggregate intrinsic value of in-the-money stock options outstanding amounted to $110 million and the aggregate intrinsic value of stock options exercisable amounted to $92 million.

Employee Share Investment Plan
The following table provides a summary of the activity related to the ESIP for the nine months ended September 30, 2022:

	ESIP
	Number of shares	Weighted-average share price
	In millions
Unvested contributions at December 31, 2021	0.2	$142.80
Company contributions	0.1	$153.93
Forfeited	—	$151.95
Vested (1)	(0.1)	$138.31
Unvested contributions at September 30, 2022 (2)	0.2	$154.68
(1)As at September 30, 2022, total fair value of units purchased with Company contributions that vested in 2022 was $18 million.
(2)As at September 30, 2022, total unrecognized compensation cost related to all outstanding awards was $13 million and is expected to be recognized over the next twelve months.

26 CN | 2022 Quarterly Review – Third Quarter

Notes to Unaudited Consolidated Financial Statements
12 – Accumulated other comprehensive loss

The following tables present the changes in accumulated other comprehensive loss by component for the three and nine months ended September 30, 2022 and 2021:

In millions	Foreign currency translation adjustments (1)	Pension and other postretirement benefit plans	Derivative instruments (1)	Total before tax	Income tax recovery (expense) (2)	Total net of tax
Balance at June 30, 2022	$(335)	$(2,310)	$30	$(2,615)	$596	$(2,019)
Other comprehensive income (loss) before reclassifications:
Translation of net investment (3)	1,113			1,113	—	1,113
Translation of US dollar debt (4)	(747)			(747)	98	(649)
Derivative instruments (5)			(27)	(27)	6	(21)
Amounts reclassified from Accumulated other comprehensive loss:
Amortization of net actuarial loss (7)		41		41	(10)	31
Amortization of prior service credit		(1)		(1)	—	(1)
Other comprehensive income (loss)	366	40	(27)	379	94	473
Balance at September 30, 2022	$31	$(2,270)	$3	$(2,236)	$690	$(1,546)

In millions	Foreign currency translation adjustments (1)	Pension and other postretirement benefit plans	Derivative instruments (1)	Total before tax	Income tax recovery (expense) (2)	Total net of tax
Balance at December 31, 2021 (8)	$(436)	$(2,419)	$5	$(2,850)	$609	$(2,241)
Other comprehensive income (loss) before reclassifications:
Translation of net investment (3)	1,385			1,385	—	1,385
Translation of US dollar debt (4)	(918)			(918)	120	(798)
Derivative instruments (5)			(2)	(2)	—	(2)
Actuarial gain arising during the period (6)		7		7	(2)	5
Prior service credit arising during the period (6)		21		21	(5)	16
Amounts reclassified from Accumulated other comprehensive loss:
Amortization of net actuarial loss (7)		122		122	(32)	90
Amortization of prior service credit		(1)		(1)	—	(1)
Other comprehensive income (loss)	467	149	(2)	614	81	695
Balance at September 30, 2022	$31	$(2,270)	$3	$(2,236)	$690	$(1,546)
Footnotes to the tables follow on the next page.

CN | 2022 Quarterly Review – Third Quarter 27

Notes to Unaudited Consolidated Financial Statements

In millions	Foreign currency translation adjustments (1)	Pension and other postretirement benefit plans	Derivative instruments (1)	Total before tax	Income tax recovery (expense) (2)	Total net of tax
Balance at June 30, 2021 (8)	$(522)	$(4,337)	$5	$(4,854)	$1,088	$(3,766)
Other comprehensive income (loss) before reclassifications:
Translation of net investment (3)	298			298	—	298
Translation of US dollar debt (4)	(194)			(194)	26	(168)
Amounts reclassified from Accumulated other comprehensive loss:
Amortization of net actuarial loss (7)(8)		74		74	(19)	55
Other comprehensive income	104	74	—	178	7	185
Balance at September 30, 2021 (8)	$(418)	$(4,263)	$5	$(4,676)	$1,095	$(3,581)

In millions	Foreign currency translation adjustments (1)	Pension and other postretirement benefit plans	Derivative instruments (1)	Total before tax	Income tax recovery (expense) (2)	Total net of tax
Balance at December 31, 2020 (8)	$(384)	$(4,485)	$5	$(4,864)	$1,153	$(3,711)
Other comprehensive income (loss) before reclassifications:
Translation of net investment (3)	(39)			(39)	—	(39)
Translation of US dollar debt (4)	5			5	—	5
Amounts reclassified from Accumulated other comprehensive loss:
Amortization of net actuarial loss (7)(8)		222		222	(58)	164
Other comprehensive income (loss)	(34)	222	—	188	(58)	130
Balance at September 30, 2021 (8)	$(418)	$(4,263)	$5	$(4,676)	$1,095	$(3,581)
(1)Certain 2021 and 2020 balances have been reclassified to conform with 2022 presentation of Derivative instruments as part of a cash flow hedge.
(2)The Company releases stranded tax effects from Accumulated other comprehensive loss to Net income upon the liquidation or termination of the related item.
(3)Foreign exchange gain/(loss) on translation of net investment in foreign operations.
(4)Foreign exchange gain/(loss) on translation of US dollar-denominated debt designated as a hedge of the net investment in foreign operations. The Company designates US dollar-denominated debt of the parent company as a foreign currency hedge of its net investment in foreign operations. Accordingly, from the dates of designation, foreign exchange gains and losses on translation of the Company's US dollar-denominated debt are recorded in Accumulated other comprehensive loss, which minimizes the volatility of earnings resulting from the conversion of US dollar-denominated debt into Canadian dollars.
(5)Cumulative gains or losses of the treasury locks are included in Derivative instruments. See Note 14 – Financial instruments for additional information.
(6)Prior service credit of $21 million and an actuarial gain of $7 million due to amendments to postretirement medical benefits plans in the U.S. See Note 7 – Pensions and other postretirement benefits for additional information.
(7)Total before tax reclassified to Other components of net periodic benefit income in the Consolidated Statements of Income and included in net periodic benefit cost. See Note 7 – Pensions and other postretirement benefits for additional information.
(8)In the first quarter of 2022, the Company changed its method of calculating market-related values of pension assets for its defined benefit plans using a retrospective approach. Comparative figures have been restated to conform to the change in methodology. Amortization of net actuarial loss on pension and other postretirement benefit plans was restated by $2 million from $72 million under the prior method to $74 million in the third quarter of 2021 and by $5 million from $217 million under the prior method to $222 million for the nine months ended September 30, 2021. See Note 2 – Change in accounting policy for additional information.

28 CN | 2022 Quarterly Review – Third Quarter

Notes to Unaudited Consolidated Financial Statements
13 – Major commitments and contingencies

Purchase commitments
As at September 30, 2022, the Company had fixed and variable commitments to purchase railroad cars, information technology services and licenses, locomotives, wheels, rail, engineering services, rail ties as well as other equipment and services with a total estimated cost of $2,266 million. Costs of variable commitments were estimated using forecasted prices and volumes.

Contingencies
In the normal course of business, the Company becomes involved in various legal actions seeking compensatory and occasionally punitive damages, including actions brought on behalf of various purported classes of claimants and claims relating to employee and third-party personal injuries, occupational disease and property damage, arising out of harm to individuals or property allegedly caused by, but not limited to, derailments or other accidents.
As at September 30, 2022, the Company had aggregate reserves for personal injury and other claims of $326 million, of which $56 million was recorded as a current liability ($307 million as at December 31, 2021, of which $75 million was recorded as a current liability).
Although the Company considers such provisions to be adequate for all its outstanding and pending claims, the final outcome with respect to actions outstanding or pending as at September 30, 2022, or with respect to future claims, cannot be reasonably determined. When establishing provisions for contingent liabilities the Company considers, where a probable loss estimate cannot be made with reasonable certainty, a range of potential probable losses for each such matter, and records the amount it considers the most reasonable estimate within the range. However, when no amount within the range is a better estimate than any other amount, the minimum amount in the range is accrued. For matters where a loss is reasonably possible but not probable, a range of potential losses cannot be estimated due to various factors which may include the limited availability of facts, the lack of demand for specific damages and the fact that proceedings were at an early stage. Based on information currently available, the Company believes that the eventual outcome of the actions against the Company will not, individually or in the aggregate, have a material adverse effect on the Company's financial position. However, due to the inherent inability to predict with certainty unforeseeable future developments, there can be no assurance that the ultimate resolution of these actions will not have a material adverse effect on the Company's results of operations, financial position or liquidity.

Environmental matters
A description of the Company's environmental matters is provided in Note 21 – Major commitments and contingencies to the Company's 2021 Annual Consolidated Financial Statements.
The Company's provision for specific environmental sites is undiscounted and includes costs for remediation and restoration of sites, as well as monitoring costs. Costs related to any unknown existing or future contamination will be accrued in the period in which they become probable and reasonably estimable.
As at September 30, 2022, the Company had aggregate accruals for environmental costs of $55 million, of which $41 million was recorded as a current liability ($56 million as at December 31, 2021, of which $38 million was recorded as a current liability).
The Company anticipates that the majority of the liability at September 30, 2022 will be paid out over the next five years. Based on the information currently available, the Company considers its accruals to be adequate.

Guarantees and indemnifications
A description of the Company's guarantees and indemnifications is provided in Note 21 – Major commitments and contingencies to the Company's 2021 Annual Consolidated Financial Statements.
As at September 30, 2022, the Company had outstanding letters of credit of $398 million ($394 million as at December 31, 2021) under the committed bilateral letter of credit facilities and $100 million ($158 million as at December 31, 2021) under the uncommitted bilateral letter of credit facilities, and surety and other bonds of $176 million ($150 million as at December 31, 2021), all issued by financial institutions with investment grade credit ratings to third parties to indemnify them in the event the Company does not perform its contractual obligations.
As at September 30, 2022, the maximum potential liability under these guarantee instruments was $674 million ($702 million as at December 31, 2021), of which $631 million ($659 million as at December 31, 2021) related to other employee benefit liabilities and workers' compensation and $43 million ($43 million as at December 31, 2021) related to other liabilities. The guarantee instruments expire at various dates between 2022 and 2025.
As at September 30, 2022, the Company had not recorded a liability with respect to guarantees and indemnifications as the Company did not expect to make any payments under its guarantees and indemnifications.

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Notes to Unaudited Consolidated Financial Statements
14 – Financial instruments

Derivative financial instruments
The Company uses derivative financial instruments from time to time in the management of its foreign currency and interest rate exposures. The Company has limited involvement with derivative financial instruments in the management of its risks and does not hold or issue them for trading or speculative purposes.

Foreign currency risk
As at September 30, 2022, the Company had outstanding foreign exchange forward contracts with a notional value of US$1,135 million (US$910 million as at December 31, 2021) at a weighted-average exchange rate of $1.29 per US$1.00 ($1.27 per US$1.00 as at December 31, 2021) for a weighted-average term of 159 days (251 days as at December 31, 2021). Changes in the fair value of foreign exchange forward contracts, resulting from changes in foreign exchange rates, are recognized in Other income in the Consolidated Statements of Income as they occur. For the three and nine months ended September 30, 2022, the Company recorded gains of $137 million and $173 million, respectively, related to foreign exchange forward contracts compared to gains of $28 million and $2 million, respectively, for the same periods in 2021. These gains were largely offset by the re-measurement of US dollar-denominated monetary assets and liabilities recorded in Other income.
As at September 30, 2022, the fair value of outstanding foreign exchange forward contracts included in Other current assets and Accounts payable and other was $103 million and $nil, respectively ($nil and $2 million, respectively, as at December 31, 2021).

Interest rate risk
During the year, CN entered into treasury lock agreements to hedge US Treasury benchmark rates related to an expected debt issuance in 2022. The treasury locks were designated as cash flow hedging instruments with cumulative gains or losses recorded in Accumulated other comprehensive loss in derivative instruments. On August 5, 2022, CN settled a notional US$675 million ($868 million) of treasury locks in conjunction with the issuances of US$800 million ($1,028 million) Notes due 2032 and US$700 million ($900 million) Notes due 2052, resulting in a cumulative loss of $2 million. This loss was recorded in Accumulated other comprehensive loss and is being amortized over the term of the corresponding debt and recognized as an adjustment to interest expense on the Consolidated Statements of Income.
As at September 30, 2022, there were no treasury locks outstanding.

Fair value of financial instruments
The financial instruments that the Company measures at fair value on a recurring basis in periods subsequent to initial recognition are categorized into the following levels of the fair value hierarchy based on the degree to which inputs are observable:
•Level 1: Inputs are quoted prices for identical instruments in active markets
•Level 2: Significant inputs (other than quoted prices included in Level 1) are observable
•Level 3: Significant inputs are unobservable
The carrying amounts of Cash and cash equivalents and Restricted cash and cash equivalents approximate fair value. These financial instruments include highly liquid investments purchased three months or less from maturity, for which the fair value is determined by reference to quoted prices in active markets.
The carrying amounts of Accounts receivable, Other current assets and Accounts payable and other approximate fair value due to their short maturity, unless otherwise specified. The fair value of derivative financial instruments, included in Other current assets and Accounts payable and other is classified as Level 2 and is used to manage the Company's exposure to foreign currency risk and interest rate risk. The fair value is measured by discounting future cash flows using a discount rate derived from market data for financial instruments subject to similar risks and maturities.
The carrying amount of the Company's debt does not approximate fair value. The fair value is estimated based on quoted market prices for the same or similar debt instruments, as well as discounted cash flows using current interest rates for debt with similar terms, company rating, and remaining maturity. The Company classifies debt as Level 2. As at September 30, 2022, the Company's debt, excluding finance leases, had a carrying amount of $15,389 million ($12,475 million as at December 31, 2021) and a fair value of $13,813 million ($14,424 million as at December 31, 2021).

30 CN | 2022 Quarterly Review – Third Quarter